FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Material Fact, dated May 8, 2009, regarding the Ordinary General Shareholders’ Meeting to be held on June 18, 2009

2	Material Fact, dated March 23, 2009, regarding the Annual Report required by Article 116 bis of the Spanish Securities Market Law

Item 1
BANCO SANTANDER, S.A.
Ordinary General Shareholders’ Meeting
The Board of Directors of this Bank has resolved to call the shareholders to the Ordinary General Shareholders’ Meeting to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on June 19, 2009, at 10:00 a.m., on second call, in the event that, due to failure to reach the required quorum, such Meeting cannot be held on first call, which is also hereby convened to be held at the same place and time on June 18, 2009, in order for the shareholders to consider and resolve upon items One through Eleven of the following:
AGENDA

One.-
Examination and approval, if deemed appropriate, of the annual accounts (balance sheet, profit and loss statement, statements of changes in net assets and cash flows, and notes) and of the corporate management of Banco Santander, S.A. and its consolidated Group, all with respect to the Fiscal Year ended December 31, 2008.

Two.-	Application of results from Fiscal Year 2008.

Three.-	Board of Directors: appointment, re-election and ratification of directors.

Three A.	Re-election of Mr. Matías Rodríguez Inciarte

Three B.	Re-election of Mr. Manuel Soto Serrano

Three C.	Re-election of Mr. Guillermo de la Dehesa Romero

Three D.	Re-election of Mr. Abel Matutes Juan

Four.-	Re-election of the Auditor of Accounts for Fiscal Year 2009.

Five.-
Authorization for the Bank and its subsidiaries to acquire their own stock pursuant to the provisions of Section 75 and the first additional provision of the Business Corporations Law [Ley de Sociedades Anónimas], depriving of effect to the extent of the unused amount the authorization granted by the shareholders at the Ordinary General Shareholders’ Meeting held on June 21, 2008.

Six.-
Delegation to the Board of Directors of the power to carry out the resolution to be adopted by the shareholders at the Meeting to increase the share capital pursuant to the provisions of Section 153.1.a) of the Business Corporations Law, depriving of effect the authorization granted by the shareholders at such General Meeting on June 21, 2008.

Seven.-
Authorization to the Board of Directors, pursuant to the provisions of Article 153.1.b) of the Business Corporations Law, to increase the share capital on one or more occasions and at any time, within a term of three years, by means of monetary contributions and in the maximum nominal amount of 2,038,901,430.50 euros, all on such terms and conditions as it deems appropriate, depriving of effect the authorization granted by the shareholders by means of Resolution One II) at the Extraordinary General Shareholders’ Meeting of July 27, 2007 to the extent of the unused amount. Delegation of the power to exclude pre-emptive rights provided for in Section 159.2 of the Business Corporations Law.

Eight.-
Increase of the share capital in such amount as may be determined pursuant to the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, without an issuance premium, of the same class and series as those that are currently outstanding, with a charge to voluntary reserves set up with unappropriated earnings. Express provision for the possibility of incomplete allocation. Delegation of powers to the Board of Directors, with authority to, in turn, delegate such powers to the Executive Committee, to set the terms and conditions of the increase in all matters not contemplated by the shareholders at this General Shareholders’ Meeting, to carry out all actions required for implementation thereof, to amend the text of paragraphs 1 and 2 of Article 5 of the Bylaws to reflect the new amount of the share capital and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Electronic Trading System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are traded (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Exchanges.

Nine.-
Delegation to the Board of Directors of the power to issue simple fixed-income securities or debt instruments of a similar nature (including bonds, promissory notes or warrants), as well as fixed income securities convertible into and/or exchangeable for shares of the Company. In connection with the fixed-income securities convertible into and/or exchangeable for shares of the Company, establishment of the criteria for determining the terms and conditions applicable to the conversion and/or exchange and grant to the Board of Directors of the power to increase share capital by the required amount, as well as to exclude the pre-emptive rights of shareholders and, if permitted by applicable law, of the holders of convertible debentures. Deprive of effect the delegation of powers approved by resolution Nine II) of the Ordinary General Shareholders’ Meeting of June 21, 2008.

Ten.-	Incentive policy:

Ten A.
In connection with the long-term Incentive Policy approved by the Board of Directors, approval of new cycles and plan for the delivery of Santander shares for implementation by the Bank and by companies of the Santander Group and linked to certain permanence requirements or to changes in total shareholder return.

Ten B.
Approval of an incentive plan for employees of Abbey National plc. and other companies of the Group in the United Kingdom by means of options to shares of the Bank linked to the contribution of periodic monetary amounts and to certain permanence requirements.

Ten C.	Authorization of the delivery of 100 shares of the Bank to each employee of the Sovereign subgroup.

Eleven.-
Authorization to the Board of Directors to interpret, remedy, supplement, carry out and further develop the resolutions adopted by the shareholders at the Meeting, as well as to delegate the powers received from the shareholders at the Meeting, and grant of powers to convert such resolutions into notarial instruments.

During the meeting, the Board of Directors will make available to the shareholders attending the General Shareholders’ Meeting, for informational purposes, the Report on the Director’s Compensation Policy and will report to them on the amendments of the Regulations of the Board of Directors approved since the last General Shareholders’ Meeting. In addition, there will be a presentation of the explanatory report provided for in Section 116.bis of the Securities Market Law [Ley del Mercado de Valores].
SUPPLEMENT TO THE CALL TO MEETING
Shareholders representing at least five percent of the share capital may request the publication of a supplement to this call, including one or more items in the agenda. This right must be exercised by means of certified notice that must be received at the Company’s registered office within five days of the publication of this notice of meeting, with a statement of the name of the shareholders exercising such right and of the number of shares held by them, as well as of the items to be included in the agenda, attaching, if appropriate, any other relevant documentation.
PARTICIPATION OF A NOTARY AT THE MEETING
The Board of Directors has resolved to request the presence of a Notary Public to record the minutes of the Meeting pursuant to Section 114 of the Business Corporations Law in connection with Section 101 of the Regulations of the Commercial Registry [Registro Mercantil] and Article 4.2 of the Rules and Regulations for the General Shareholders’ Meeting.
RIGHT TO ATTEND THE MEETING
Every holder of any number of the Bank’s shares registered in the shareholder’s name who meets the requirements established in the Bylaws has the right to attend this meeting. Such right to attend may be delegated pursuant to the provisions governing this matter under Section 106 of the Business Corporations Law, the Bylaws and the Rules and Regulations for the Shareholders’ Meeting.

PROXY-GRANTING, DISTANCE VOTING AND REMOTE ATTENDANCE AT THE MEETING
Shareholders having the right to attend may grant a proxy to exercise their voting rights through remote means of communication and prior to the holding of the Meeting, pursuant to the provisions of Articles 27 and 34 of the Bylaws and Articles 8 and 20 of the Rules and Regulations for the General Shareholders’ Meeting. The mechanisms for the exercise of voting rights and proxy-granting prior to the Meeting by electronic means will be available on the Bank’s website (www.santander.com) beginning on June 3, 2009 and will cease operation at 6:00 p.m. on June 17, 2009.
In addition, as permitted by the provisions of paragraph 6 of Article 34 of the Bylaws and the Additional Provision of the Rules and Regulations for the General Shareholders’ Meeting, the Board has resolved that attendance at the Meeting is also possible through the use of data transmission means that allow for real-time connection with the premises where the Meeting is held (“remote attendance”). The means to remotely attend the meeting will be available on the Bank’s website (www.santander.com) at 8:30 a.m. on June 18, 2009 (first call) and, if applicable, at 8:30 a.m. on the following day, June 19, 2009 (second call); shareholders (or their representatives) wishing to attend remotely, whether on first or second call, must register no later than 9:30 a.m. on the relevant day. For those persons who attend the Meeting remotely, the mechanisms for remote attendance will cease operation at the end of the General Shareholders’ Meeting or, if applicable, upon determination that the quorum required to hold the meeting is not present.
In reliance on the aforementioned provisions, the Board of Directors has developed the following rules applicable to proxy-granting and distance voting prior to the Meeting and to remote attendance:
A)	PROXY-GRANTING AND DISTANCE VOTING PRIOR TO THE MEETING

1.	Proxy-granting by remote means of communication
Means whereby a proxy may be granted
The remote means of communication that are valid to grant such proxy representation are the following:
(i)	Electronic means:
In order to grant a proxy by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website. (www.santander.com).

The mechanism to grant a proxy by electronic means shall be such as properly guarantees the security and the identity of the person granting the proxy. Therefore, shareholders wishing to use this proxy-granting mechanism must have previously signed one of the following agreements with the Bank, giving them a set of passwords to access the distance voting and proxy-granting software application and, by means thereof, an electronic signature:
(a)
Multi-Channel Agreement: individual shareholders who have already entered into a Multi-Channel Agreement with the Bank may rely upon it and use, for purposes of electronic proxy-granting, the passwords and electronic signature already available to them under such agreement.

(b)
Agreement for Access to Electronic Voting and Proxy Granting and Remote Attendance: shareholders who have not entered into a Multi-Channel Agreement must execute, for the sole purpose of using the electronic voting and proxy-granting mechanisms, and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Access (“Agreement for access to and use of the area for voting and proxy-granting by electronic means and attendance at the Meeting by remote means of communication”).

From the date of the notice of the meeting, the information and requirements to sign either of such agreements may be viewed on the Bank’s website (www.santander.com). Once a shareholder has signed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may, as from June 3, 2009, through the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com), grant a proxy to another person to represent the shareholder at the Meeting.
Shareholders who grant a proxy by electronic means undertake to notify the appointed representative of the proxy granted. Where a proxy is granted to a Director and/or the General Secretary of the Bank or a remote attendee at the Meeting, such notice shall be deemed given upon receipt by the Bank of such electronic proxy.
Electronic proxies must be accepted by the proxy-holder, and may not be used without such acceptance. For such purpose, all electronic proxies granted to persons other than the Directors and/or the General Secretary and/or a remote attendee at the Meeting must be printed, signed and produced, together with an identifying document, by the appointed proxy-holder to the staff in charge of the shareholders’ register on the date and at the place of the Meeting, beginning one hour prior to the time established for commencement of the Meeting. In the case of electronic proxies sent through the Bank and granted to persons attending the Meeting from a distance, the Bank’s software application will show such remote attendees the proxies received in order for them to accept such proxies, if they are willing to do so. The person to whom voting powers are delegated may only exercise such powers by attending the Meeting in person (physically or from a distance).
(ii)	Hand delivery or postal correspondence

In order to grant a proxy by hand delivery or postal correspondence, shareholders must complete and sign the “Proxy” section of the printed attendance, proxy and voting card issued by the Bank. Such proxies must be accepted by the proxy-holder, without which acceptance they may not be used. For such purpose, the proxy-holder may sign in the appropriate space on the attendance and proxy card itself. The person to whom voting powers are delegated may only exercise such powers by attending the Meeting in person, for which purpose, if he/she physically attends the Meeting, he/she must produce an identifying document when entering the premises where the Meeting is held. In the case of proxies granted by hand-delivery or postal correspondence to persons who attend the Meeting remotely, and provided that such proxies have been sent through the Bank, the Bank’s software application will show such remote attendees the proxies received in order for them to accept said proxies, if they are willing to do so.

The duly completed and signed card must be delivered at any Office of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.
In addition, as is customary and pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, the duly completed and signed proxy card may also be submitted, together with an identifying document, by the appointed proxy-holder who physically attends the Meeting to the staff in charge of the shareholders’ register on the date and at the place where the General Shareholders’ Meeting is to be held, beginning one hour prior to the time established for commencement thereof.
2.	Voting prior to the Meeting by remote means of communication
Means for casting a vote from a distance
The remote means of communication which are valid for purposes of casting a vote from a distance are the following:
(i)	Electronic means:

In order to cast their vote from a distance by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website (www.santander.com).

The mechanism to cast votes from a distance by electronic means shall be such as properly guarantees security and the identity of the person casting the vote. To such end, shareholders who wish to use this voting mechanism must have previously signed one of the agreements specified in section 1 (i) above.

Once a shareholder has executed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may, as from June 3, 2009, through the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com), cast the shareholder’s vote from a distance with respect to the items on the agenda for the General Shareholder’s Meeting.

(ii)	Hand-delivery or postal correspondence

In order to cast a vote from a distance by hand-delivery or postal correspondence, shareholders must complete and sign the “Distance Voting” section of the printed attendance, proxy and voting card issued by the Bank. The duly completed and signed card must be delivered to any Office of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.

3.	Basic rules on voting and proxy-granting prior to the Meeting and attendance in person (physically or from a distance)

3.1	Deadline for receipt by the Company of proxies granted and votes cast from a distance prior to the Meeting.

3.1.1	Proxies and distance votes sent by hand-delivery or postal correspondence

In order to be valid, and pursuant to the provisions of the Bylaws, both proxies granted from a distance and votes cast from a distance sent by hand-delivery or postal correspondence must be received by the Company before midnight of the third day prior to the date on which the Meeting is to be held on first call, i.e., prior to midnight on June 15, 2009.

As provided in the Rules and Regulations for the General Shareholders’ Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as are granted in writing and submitted by the proxy-holder who physically attends the Meeting to the staff in charge of the shareholders’ register, on the date and at the place where the Meeting is to be held, and beginning one hour prior to the time established for commencement thereof.

3.1.2	Proxies and distance votes sent by electronic means

Pursuant to the provisions of the Bylaws and of the Rules and Regulations for the General Shareholders’ Meeting, on the occasion of this General Shareholders’ Meeting, the Board of Directors has resolved to reduce the minimum advance period established to receive proxies and votes from a distance sent by electronic means, the deadline now being set at 6:00 p.m. on the day prior to the date on which the Meeting is to be held on first call. Therefore, in order to be valid, both proxies granted from a distance and votes cast from a distance through electronic means must be received by the Company prior to 6:00 p.m. on the day prior to the date on which the Meeting is to be held on first call, i.e., prior to 6:00 p.m. on June 17, 2009.

As provided in the Rules and Regulations for the General Shareholders’ Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as have been granted in writing and submitted by the appointed proxy-holder who physically attends the Meeting to the staff in charge of the shareholders’ register, on the date and at the place of the Meeting and beginning one hour prior to the time established for commencement thereof.

3.2	Rules of priority among proxies, distance voting and attendance in person (physically or from a distance)

3.2.1	Priorities among proxies, distance voting and attendance in person
(i)
Attendance at the Meeting in person (whether physically or from a distance) by a shareholder who has previously granted a proxy or voted from a distance, irrespective of the means used to cast such vote, shall render said proxy or vote ineffective. Personal physical attendance will invalidate remote personal attendance.

(ii)
Likewise, the vote, irrespective of the means used to cast it, shall render ineffective any electronic or written proxy, whether granted previously, in which case it shall be deemed revoked, or subsequently, in which case it shall be deemed not to have been granted.

3.2.2	Priorities based upon the means used to grant the proxy or cast the vote
(i)
In the event that a shareholder validly grants a proxy, electronically, on the one hand, and by means of a printed card, on the other, the latter shall prevail over the former, regardless of the respective dates thereof.

(ii)	Likewise, a vote validly cast under a handwritten signature on the printed card shall render void the vote cast electronically, whether previously or subsequently.
3.3	Modification of the vote cast from a distance
Once cast, a distance vote may not be modified, except in the event of attendance at the Meeting in person (whether physically or from a distance) by the shareholder who cast such vote or, in the case of electronic voting, also by a subsequent vote cast within the established deadline, by means of the attendance, proxy and voting card (hand-delivery or postal correspondence).
3.4	Other matters
In the event that electronic means are used, only one electronic session shall be allowed for each type of operation (advance proxy-granting and voting, and remote attendance).
Both the proxy granted and the vote cast from a distance shall be rendered ineffective by the disposition of shares of which the Company is aware.
Either or any of the joint holders of deposited shares may vote, grant a proxy or attend the Meeting, and the rules of priority set forth in sub-section 3.2 hereof shall apply. For purposes of the provisions of Section 66 of the Business Corporations Law, it is presumed that the joint holder who carries out an act (proxy-granting, voting, or attending physically or from a distance) at any time has been appointed by the other joint holders to exercise the rights accruing to a shareholder.
Shareholders that are legal entities or do not reside in Spain must call the Shareholders’ Line in order to adapt, with proper safeguards, the distance voting and proxy-granting mechanisms to their particular situation.
Shareholders shall be solely responsible for safeguarding the passwords for accessing and using the electronic proxy-granting and voting service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.
4.	Technical incidents
The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxy-granting prior to the General Shareholders’ Meeting, when so required for technical or security reasons.
The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other events of the same or a similar nature, which are beyond the Bank’s control and prevent the use of the mechanisms for electronic voting and proxy-granting prior to the Meeting.

B)	REMOTE ATTENDANCE AT THE MEETING
In order to ensure the identity of the attendees, the proper exercise of their rights, real-time interactivity, and the proper progress of the Meeting, shareholders (or their representatives) who wish to use the remote attendance mechanisms must have previously entered into one of the following agreements with the Bank, whereby a set of passwords is made available to them in order to access the remote attendance software application and, by means thereof, an electronic signature:
(a)
Multi-Channel Agreement: natural persons who have already entered into a Multi-Channel Agreement with the Bank may rely on it and use, for purposes of remote attendance, the passwords and electronic signature already available to them under such agreement.

(b)
Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the Meeting: individuals or legal entities who have not entered into a Multi-Channel Agreement must execute, for the sole purpose of remote attendance at the Meeting and of casting a vote thereat and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the Meeting (“Agreement for access to and use of the area for voting and proxy-granting by electronic means and attendance at the Meeting by remote means of communication”).

From the date of the notice of the meeting, the information and requirements to execute either of these agreements may be viewed on the Bank’s website (www.santander.com). Once a shareholder (or his/her representative) has executed either of the aforementioned agreements and has its corresponding set of passwords and electronic signature, such shareholder may, through the “General Shareholders’ Meeting” section on the Bank’s website (www.santander.com), attend and vote at the Meeting by remote means of communication in real time.
Remote attendance at the Meeting shall be subject to the following basic rules, and all matters not expressly contemplated herein shall be governed by the provisions posted on the Bank’s website and those set forth in Law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting:
(i)
Logging-on, registration and attendance: Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, and in order to permit the appropriate management of remote attendance systems, shareholders (or their representatives) who wish to attend the Meeting and vote by remote means of communication shall register by logging on between 8:30 a.m. and 9:30 a.m. on the date of the Meeting. No attendee registration shall be admitted outside of this time period.

In the event that the Meeting is held on second call, attendees who have registered for the Meeting on first call will be required to carry out the registration process again in order to be able to attend.
If persons attending from a distance have been granted proxies, and provided that such proxies have been received by the Company within the deadlines for admission thereof, the software application will show them such proxies so that they accept them, if they are willing to do so.

Attendees who wish to state before the Notary that they expressly leave the Meeting must do so by using the form included for such purpose in the remote attendance software application. Once they have notified the Notary of their express intention of leaving the meeting, all actions taken by such shareholders thereafter shall be deemed not taken. In any event, by means of a connection to the software application, the Notary will be aware of the actions taken by the persons who attend the Meeting from a distance, including the votes that may be cast by them.
(ii)
Participation: Shareholders (or their representatives) who, in the exercise of their rights, intend to participate in the Meeting and, where applicable, request information or clarifications in connection with the items on the agenda or make proposals shall express their intent to do so at the time of registration. Following such expression of intent, and exclusively by means of the participation form prepared for such purpose, persons attending remotely may state in writing and send the contents of their participation or their question or proposal from the time the Chairman declares a valid quorum to have been established for the Meeting until the participation period ends. Persons attending from a distance who wish their participation to be recorded in the minutes of the Meeting must expressly state such desire in the text in which the contents of their participation are set forth.

As the participation of each person attending from a distance is received, such participation will be accessible to the attendees who are physically present at the place of the Meeting. In turn, remote attendees shall be able to access each such participation by logging onto the website indicated in the software application.
In any event, requests for information or clarification made by remote attendees will be answered in writing within seven days of the Meeting, pursuant to the provisions of Section 97.5 of the Business Corporations Law.
(iii)
Voting: Votes on the proposals relating to the items on the agenda may be cast as from the moment when the Chairman declares the Meeting to be validly convened and provided always that the attendee has registered by following the procedure described in sub-section (i) above; in the event of alternative proposals, the provisions of the second paragraph of Article 21.1 of the Rules and Regulations for the General Shareholders’ Meeting shall apply. As regards proposed resolutions on matters that, as prescribed by law, need not be specified on the agenda, remote attendees may cast their vote as from the moment when the Secretary for the General Shareholders’ Meeting reads out such proposals for a vote to be taken thereon. In all events, the remote voting process with respect to all the proposals submitted to the shareholders acting at the General Shareholders’ Meeting will come to an end when, following the reading of the summaries of the proposed resolutions by the Secretary for the Meeting, the vote commences on the proposed resolutions at the premises where the Meeting is held.

The vote on the proposed resolutions shall be governed by the procedure contemplated in the Bylaws and in the Rules and Regulations for the General Shareholders’ Meeting.
(iv)
Other matters: Legal entities and those persons that do not reside in Spain must call the Shareholders’ Line in order to adapt, with proper safeguards, the mechanisms for attending the Meeting by remote means of communication in real time.

In the event that more than one of the joint holders of deposited securities are in attendance, the joint holder who is the first to register (physically or from a distance) shall be deemed an attendee, and therefore, any subsequent access by the other joint holders shall be denied. In connection with the foregoing, and for purposes of the provisions of Section 66 of the Business Corporations Law, the joint holder who registers first (physically or from a distance) shall be deemed to have been appointed by the other joint holders to exercise the rights accruing to a shareholder.
Shareholders (or their representatives) shall be solely responsible for safeguarding the passwords for accessing and using the remote attendance service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.
The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for remote attendance at the General Shareholders’ Meeting when so required for technical or security reasons. The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other events of the same or a similar nature, which are beyond the Bank’s control and prevent the use of the mechanisms for remote attendance at the Meeting.
For further information on proxy-granting and distance voting and remote attendance at the Meeting, shareholders may write to the e-mail address junta.accionistas@santander.com, call the Shareholders’ Line 902 11 17 11 or go to the Office of the Shareholder, Ciudad Grupo Santander, Avda. Cantabria, s/n, 28660 — Boadilla del Monte (Madrid). Further information is also available on the Company’s website (www.santander.com).
RIGHT TO RECEIVE INFORMATION
In addition to the provisions of Section 112 of the Business Corporations Law, starting on the date of the notice of the Meeting, shareholders may obtain from the Company, immediately and free of charge, the annual accounts, the management report and the auditors’ report for Fiscal Year 2008, as well as the consolidated accounts, the Group’s management report and the auditors’ report for such Fiscal Year.
In connection with items Six, Seven, Eight and Nine on the agenda, starting on the date of publication of the notice of the Meeting, shareholders may examine at the registered office of the Company the full text of the proposed resolutions and the mandatory reports prepared by the directors, as well as request that such documents be delivered or sent to them free of charge.
Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, such requests as are admissible in the exercise of the shareholders’ right to receive information may be made by e-mail to junta.accionistas@santander.com, in which case, in order to provide the system with adequate guarantees of authenticity and of identity of the shareholder exercising the right to receive information, such shareholder shall set forth in such e-mail his/her first name and surname (or corporate name), Tax Identification Number, and the number of shares held by such shareholder. As provided in Section 117 of Securities Market Law 24/1988, of July 28, and unless otherwise indicated by the shareholder, the requests for information received at the aforementioned e-mail address may be dealt with by the Bank by means of an answer sent to the e-mail address of the shareholder-sender. The request may also be made by delivering or mailing the written petition, bearing the handwritten signature of the requesting party, to the registered office of the Company.

DOCUMENTS AVAILABLE ON THE WEBSITE
Apart from the above-mentioned right to receive information, the following documents, amongst others, shall be available for viewing on the Company’s website (www.santander.com) as from the date of the notice of the Meeting:
(i)	This notice of the Meeting.

(ii)
The annual accounts, the management report and the auditors’ report for Fiscal Year 2008, as well as the consolidated accounts, the Group’s management report and the auditors’ report for such Fiscal Year.

(iii)
The full text of the proposed resolutions regarding all of the items on the agenda for the General Shareholders’ Meeting, as well as, in connection with Items Six, Seven, Eight, Nine and Ten A, the corresponding reports prepared by the directors.

(iv)	The résumés of the directors referred to in item Three of the agenda.

(v)	The rules applicable to proxy-granting and voting by remote means of communication and to remote attendance at the Meeting.

(vi)	The Annual Corporate Governance Report.

(vii)	The Group’s Annual Report.

(viii)	The Bylaws.

(ix)	The Rules and Regulations for the General Shareholders’ Meeting.

(x)	The current Rules and Regulations of the Board of Directors.

(xi)	The Report of the Audit and Compliance Committee.

(xii)	The Report of the Appointments and Remuneration Committee, including the Report on the Directors’ Compensation Policy.

(xii)	The explanatory report established in Section 116.bis of the Securities Market Law.

Santander, May 8, 2009
General Secretary,
Ignacio Benjumea

Item 2
ANNUAL REPORT REQUIRED BY ARTICLE 116 BIS OF THE SPANISH SECURITIES MARKET LAW
CORPORATE GOVERNANCE PROPOSED DISTRIBUTION OF PROFIT
A total gross dividend of EUR 0.65078 per share to be paid out of 2008 profit will be proposed for approval by the shareholders at the annual general meeting, the detail being as follows: two interim dividends of EUR 0.1352 per share, one of EUR 0.1229 per share and a final dividend of EUR 0.2574 per share. The first three were distributed in August and November 2008 and February 2009, and the fourth will be paid in May 2009. With this fourth dividend, which, if the proposed distribution of profit to be submitted to the shareholders at the annual general meeting is approved, will be the final dividend paid out of 2008 profit, the total dividend per share will be the same as that paid out of 2007 profit. The total dividend, which will amount to EUR 4,812 million, in cash, represents an 18% increase with respect to that for 2007 as a result of the three capital increases carried out since October 2008.
On 1 August and 1 November 2008, dividends amounting to EUR 846 million and EUR 865 million, respectively, were distributed. The third interim dividend out of 2008 profit, amounting to EUR 1,003 million, was paid on 1 February 2009. On the date on which this report is authorised for issue, 23 March 2009, EUR 2,099 million had not yet been distributed, but will be paid on or after 1 May 2009.
SHARE CAPITAL AND TREASURY SHARES
Structure of the share capital and agreements in force relating to the possible issuance of new shares or of debentures convertible into shares
At 31 December 2008 the share capital of Banco Santander, S.A. amounted to EUR 3,997.0 million, represented by 7,994,059,403 fully subscribed and paid shares of EUR 0.50 par value each, all of the same class and of a single series.
Subsequently, pursuant to the resolution adopted by the shareholders at the extraordinary general meeting held on 26 January 2009, 161,546,320 new shares were issued to enable the implementation of the agreements with Sovereign Bancorp Inc. for Banco Santander to acquire the percentage of the share capital that it did not already own. Subsequent to this transaction, and on the date on which this report is authorised for issue, the share capital of the Bank amounts to EUR 4,077,802,861.50, represented by 8,155,605,723 fully subscribed and paid shares of EUR 0.50 par value each, all of the same class and of a single series.
All the shares carry the same voting and dividend rights and are in the form of book entries.
Also, securities issued in 2007 with a total nominal value of EUR 7,000 million, mandatorily convertible into newly-issued ordinary shares of the Bank, were outstanding at 31 December 2008. These securities can be voluntarily exchanged for shares of the Bank on 4 October 2009, 2010 and 2011, and must be mandatorily exchanged on 4 October 2012.
The reference price of the shares of the Bank and the exchange ratio were initially set at EUR 16.04 per share and 311.76 shares for each debenture, respectively. Subsequently, as a result of the capital increase performed by the Bank on 3 December 2008, the reference price of the shares of the Bank and the exchange ratio were set at EUR 14.63 per share and 341.76 shares for each debenture, respectively.
As approved by the shareholders at the extraordinary general meeting held on 27 July 2007, the authorised additional share capital amounts to EUR 1,563,574,144.5. The Bank’s directors have until 27 July 2010 to carry out capital increases under this authorisation and up to such limit. This resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 159.2 of the Spanish Companies Law.

At 2008 year-end, the limit available for capital increases under the aforementioned authorisation amounted to EUR 623,718,766.50, since a total of EUR 939,855,378 had been used, of which EUR 799,405,940 were used in the capital increase of 3 December 2008 and EUR 140,449,438 were used under a resolution of the board to increase capital to partially cater for the exchange of Santander Securities, at the appropriate time.
In addition, under item eight of the agenda of the Bank’s annual general meeting of 21 June 2008, the shareholders resolved to increase the capital of the Bank by EUR 375 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the aforementioned period, these powers will be rendered null and void.
Treasury shares, policy and transactions involving treasury shares
The annual general meeting held on 21 June 2008 expressly authorised the Bank and the Group subsidiaries to acquire shares representing the Bank’s capital for any consideration permitted by law, observing the legally-stipulated limits and requirements, until they reach a maximum -including the shares already held by them- of 312,714,828 shares or, as the case may be, a number of shares equivalent to 5 per cent of the existing share capital at any given time, fully paid, at a minimum price per share of the par value and a maximum price of up to 3% higher than the latest quoted price at which the Bank does not trade on its own account on the Continuous Market of the Spanish stock exchanges (including the block market) at the acquisition date in question. This authorisation, which can only be exercised within 18 months from the date of the annual general meeting, includes the acquisition of the shares, if any, that must be delivered to Company employees and directors either directly or as a result of the exercise of options held by them.
At its meeting on 21 June 2008, the board of directors adopted the current resolution on treasury share policy (which can be consulted on the Group’s website: www.santander.com). This resolution regulates the main aspects of treasury share transactions, such as their purpose, the persons authorised to conduct them, general guidelines, prices, time limits and reporting obligations. In any event, this policy prohibits the use of treasury stock transactions as a defensive mechanism.
The Bank shares owned by the consolidated companies accounted for 0.81% of the Bank’s capital at 31 December 2008. At 31 December 2007 this percentage was less than 0.01% and at 31 December 2006 it represented 0.12% (0.15% including derivatives on own equity instruments) of the Bank’s capital.
The transactions with treasury shares performed in the Group’s interest by the consolidated companies in 2008 can be summarised as the acquisition of 758,516,801 shares, equivalent to a par value of EUR 379.3 million (cash amount of EUR 7,799.2 million) and the sale of 694,239,750 shares, with a par value of EUR 347.1 million (cash amount of EUR 7,384.1 million).
The average purchase price of the Bank shares in 2008 was EUR 10.28 per share and the average selling price was EUR 10.64 per share. The net gain in 2008, net of tax, on transactions involving shares issued by the Bank, amounting to EUR 12 million, was recognised in the Group’s equity under “Shareholders’ Equity — Reserves”.
Restrictions on the free transferability of the shares
There are no legal or bylaw-stipulated restrictions on the transfer of shares other than those set forth below.
As is the case with all other Spanish credit institutions, there are legal restrictions on the transfer of shares, since Articles 57 and 58 of Law 26/1988, of 29 July, on Discipline and Intervention of Credit Institutions apply to the Bank. These articles provide that any acquisition of a significant ownership interest in a credit institution must previously be notified to the Bank of Spain, which in certain circumstances has a right to object to the acquisition.
Notwithstanding the foregoing, a description is provided below of a shareholder agreement notified to the Bank which affects the free transfer of certain shares of the Bank.

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Restrictions on voting rights
There are no legal or bylaw-stipulated restrictions on voting rights.
In this respect, first paragraph of Article 26.1 of the Bylaws stipulates that “the holders of any number of shares registered in their name in the corresponding accounting record five days prior to the date on which the general meeting is to be held and who are current in their capital payments shall be entitled to attend the General Meeting”.
Shareholder agreements
In February 2006 three directors, together with other shareholders of the Bank, entered into a shareholder agreement that was notified to the Bank and to the Spanish National Securities Market Commission (“CNMV”), and the document witnessing the aforementioned agreement was filed at both the CNMV Registry and the Cantabria Mercantile Registry.
The agreement, which was signed by Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr. Emilio Botín-Sanz de Sautuola y O’Shea, Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea, Simancas, S.A., Puente San Miguel, S.A., Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L. (Sole-Shareholder Company), provides for the syndication of the Bank shares held by the signatories to the agreement or whose voting rights have been granted to them.
The aim pursued by virtue of the syndication agreement, the restrictions established on the free transferability of the shares and the regulated exercise of the voting rights inherent thereto is to ensure, at all times, the concerted representation and actions of the syndicate members as shareholders of the Bank, for the purpose of developing a lasting, stable common policy and an effective, unitary presence and representation in the Bank’s corporate bodies.
At the date of execution of the agreement, the syndicate comprised a total of 44,396,513 shares of the Bank (0.555% of its capital at 2008 year-end). In addition, as established in clause one of the agreement, the syndication will be extended, solely with respect to the exercise of the voting rights, to other Bank shares held either directly or indirectly by the signatories, or whose voting rights are assigned to them, in the future. Accordingly, at 31 December 2008, a further 32,352,043 shares (0.405% of the Bank’s share capital) were included in the syndicate.
At any given time, the chairman of the syndicate is the person then presiding over the Marcelino Botín Foundation, currently Mr. Emilio Botín Sanz de Sautuola y García de los Ríos.
The members of the syndicate undertake to syndicate and pool the voting and other political rights inherent to the syndicated shares, so that these rights may be exercised and, in general, the syndicate members heading the Bank may act in a concerted manner, in accordance with the instructions and indications and with the voting criteria and orientation, necessarily unitary, issued by the syndicate, and, for this purpose, the representation of these shares is attributed to the chairman of the syndicate as the common representative of its members.
Except for transfers made in favour of other members of the syndicate or the Marcelino Botín Foundation, prior authorisation must be obtained from the syndicate assembly, which may freely approve or refuse permission for the planned transfer.
Significant direct and indirect ownership interests
At 31 December 2008, the share capital of the Bank was distributed among 3,034,816 shareholders.
The Bank’s Shareholder Register showed the following shareholders with an ownership interest of more than 3%(*) in the share capital at 31 December 2008: Chase Nominees Limited (10.73%), EC Nominees Ltd (8.61%), State Street Bank & Trust (7.56%) and Société Générale (3.08%). The Bank understands that the aforementioned entities hold these interests in their capacity as international custodian/depository banks acting for the account of third parties, and has no record of any individual holding of more than 3% in the Bank’s share capital or voting rights.

(*)	Threshold stipulated, for the purposes of the Annual Corporate Governance Report, in Royal Decree 1362/2007, of 19 October.

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The table below includes the direct and indirect holdings of the members of the Bank’s board of directors and the ownership interests represented by them at 31 December 2008, per the Bank’s Official Shareholder Register. The ownership interests are expressed as a percentage of the Bank’s share capital at 31 December 2008:

					Total as %
	Number of Shares			Total	of Share
Directors	Held Directly	Held Indirectly	Represented	Shares	Capital

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos (1)	7,991,418	40,936,473	125,330,554	174,258,445	2.420
Mr. Fernando de Asúa Álvarez	34,332	55,625	—	89,957	0.001
Mr. Alfredo Sáenz Abad	658,110	1,243,532	—	1,901,642	0.024
Mr. Matías Rodríguez Inciarte (3)	804,640	81,625	76,806	963,071	0.012
Mr. Manuel Soto Serrano	56,686	338,340	—	395,026	0.005
Assicurazioni Generali S.p.A	12,243,277	78,534,810	—	90,778,087	1.136
Mr. Antonio Basagoiti García-Tuñón	700,000	—	—	700,000	0.009
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	4,994,461	4,024,136	—	9,018,597	0.000
Mr. Javier Botín-Sanz de Sautuola y O’Shea (1) (2)	4,793,481	5,350,000	—	10,143,481	0.000
Lord Burns (Terence)	100	27,001	—	27,101	0.000
Mr. Guillermo de la Dehesa Romero	100	—	—	100	0.000
Mr. Rodrigo Echenique Gordillo	651,598	9,180	—	660,778	0.008
Mr. Antonio Escámez Torres	749,359	—	—	749,359	0.009
Mr. Francisco Luzón López	1,167,071	48,000	—	1,215,071	0.015
Mr. Abel Matutes Juan	122,048	2,588,937	—	2,710,985	0.034
Mr. Juan Rodríguez Inciarte	1,264,197	—	—	1,264,197	0.016
Mr. Luis Ángel Rojo Duque	1	—	—	1	0.000
Mr. Luis Alberto Salazar-Simpson Bos	183,750	5,580	—	189,330	0.002
Ms. Isabel Tocino Biscarolasaga	15,140	—	—	15,140	0.000

	36,429,769	133,243,239	125,407,360	295,080,368	3.691

(1)
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos has been attributed the voting rights of 108,191,035 shares owned by the Marcelino Botín Foundation (1.35% of the share capital), 8,096,742 shares held by Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos, 9,042,777 shares held by Mr. Emilio Botín-Sanz de Sautuola y O’Shea, 9,018,597 shares held by Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea and 10,143,481 shares held by Mr. Javier Botín-Sanz de Sautuola y O’Shea. Therefore, although the table above shows the direct and indirect ownership interests of each of the two last-mentioned directors of the Entity, these holdings, in the column relating to the total percentage of share capital held, are included together with those belonging to or also represented by Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos.

(2)
Mr. Javier Botín-Sanz de Sautuola y O’Shea has the status of a proprietary director, since he represents on the board the 2.420% of the share capital relating to the holdings of the Marcelino Botín Foundation, Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr. Emilio Botín-Sanz de Sautuola y O’Shea, Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos, Ms. Paloma O’Shea Artiñano and his own holding.

(3)	Mr. Matías Rodríguez Inciarte has been attributed the voting rights of 76,806 shares owned by his two children.
BOARD OF DIRECTORS
Rules governing the appointment and replacement of members of the board of directors and the amendment of the Bylaws.
The most significant regulations governing the procedures, criteria and competent bodies for the nomination, re-election and renewal of directors are contained in various provisions of the Spanish Companies Law, the Regulations of the Mercantile Registry, the Bank’s Bylaws (Articles 20.2.i, 41, 42, 55 and 56) and the Rules and Regulations of the Board of Directors 1 (Articles 6, 7, 17 and 21 to 25). The legislation governing the creation of credit institutions is also applicable.

[1]
At its meeting on 23 March 2009, the board of directors resolved to approve new Rules and Regulations of the Board in order to adapt certain aspects of its internal rules to the Bylaws approved by the shareholders at the annual general meeting held on 21 June 2008. Any reference in this report to the Rules and Regulations of the Board will relate to the new wording. The New Rules and Regulations of the Board are available on the Group’s website: www.santander.com.

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Following is a description of the most relevant features of the framework resulting from all the aforementioned provisions:
• Number of directors and term of office:
The Bylaws (Article 41.1) provide for a maximum of 22 directors and a minimum of 14 directors. The Bank’s board is currently composed of 19 directors.
The term of office of a director is five years, although directors can be re-elected. Directors designated by co-optation and ratified at the earliest subsequent general meeting shall cease to hold office on the same date as that on which his/her predecessor would have done so.
• Competence and procedure for appointment:
Responsibility for the nomination and re-election of directors lies with the general meeting. Nevertheless, in the event that directors vacate their office during the term for which they were appointed, the board of directors may provisionally designate another director until the shareholders, at the earliest subsequent general meeting, either confirm or revoke this appointment.
Proposals for the nomination, re-election and ratification of directors submitted by the board of directors to the general meeting and decisions adopted by the board itself by virtue of its co-optation powers must be preceded by the related nomination from the appointments and remuneration committee. If the board objects to the committee’s nomination, it must give the reasons for its decision and place these reasons on record.
The directors whose appointment, re-election, ratification or removal has been proposed shall refrain from participating in the deliberations and ballots of the board and of the committee.
The rules applicable for the amendment of the Bylaws do not establish more exacting conditions than those stipulated by law and, accordingly, the requisites established in the Spanish Companies Law shall apply.
• Appointment requisites and restrictions:
It is not necessary to be a shareholder in order to be appointed a director, except when this is legally required in the case of provisional appointment by the board (co-optation), as mentioned above. The following persons may not hold the office of director: undischarged bankrupt traders and non-traders, minors and the incapacitated, persons sentenced to penalties disqualifying them from holding public office, those sentenced for gross breach of the law or of social provisions, persons barred from trading and government employees who discharge functions related to the Bank’s specific activities. Directors must be persons of renowned commercial and professional integrity, competence and solvency. There is no age limit for directors.
Nominees for the position of director will be selected on the basis of whether they are persons of renowned solvency, competence and experience, and, furthermore, particular importance will be attached, where appropriate, to the size of their shareholdings in the Bank’s capital.
Individuals representing legal-entity directors are subject to the same requirements as individual directors.
On taking office, the designated directors must formally agree to fulfil all the obligations and perform all the duties inherent to the position.
• Proportional system:
Shares pooled to form an amount of share capital equal to or greater than that which results from dividing the total share capital by the number of board members will carry entitlement to designate, on the legally-stipulated terms, a proportionate number of directors, disregarding fractions.

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• Vacation of office or removal:
Directors shall cease to hold office when the term for which they were appointed elapses, unless they are re-elected, when the general meeting so resolves, or when they resign or place their office at the disposal of the board.
Directors must place their office at the disposal of the board and tender the related notice of resignation if the board, after receiving the report of the appointments and remuneration committee, should deem this appropriate, in those cases in which the directors might have an adverse effect on the functioning of the board or on the Bank’s credibility and reputation and, in particular, when they are subject to any incompatibility or prohibition provided for by law that would bar them from holding office.
Furthermore, the directors must, at their earliest convenience, notify the board of any circumstances which might jeopardise the Bank’s credibility and reputation and, in particular, of any lawsuits in which they are involved as accused parties.
Lastly, the Rules and Regulations of the Board (Article 23.3) specifically provide that non-executive proprietary directors must tender their resignations, in the appropriate number, when the shareholder they represent disposes of, or significantly reduces, its ownership interest.
Powers of the general meeting and of the board of directors
The powers of the general meeting and of the board of directors of the Bank are governed by current legislation and the Bank’s Bylaws, the Rules and Regulations for the General Shareholders’ Meeting and those of the Board, which can be consulted on the Group’s website at www.santander.com.
Following is a summary of the most noteworthy features:
• Powers of the general meeting
As provided for in Article 20 of the Bylaws, the general meeting is authorised to decide on any matters attributed to it by law or under the Bylaws. In particular, without limitation, the general meeting has the power:
(i)	To appoint and remove the directors, and to ratify or revoke the provisional appointments of directors made by the board itself, and to scrutinise and approve their performance.
(ii)	To appoint and remove the auditors.
(iii)	To approve, if appropriate, the annual financial statements; to decide on the distribution of profit; and to approve, if appropriate, the annual consolidated financial statements.
(iv)	To resolve to issue debentures or other fixed-income securities, increase or reduce capital, transform, merge, spin off or dissolve the Company and, in general, make any amendment to the Bylaws.
(v)	To authorise the board of directors to increase share capital, as provided for in the Spanish Companies Law and in the Bylaws.
(vi)	To authorise the acquisition of treasury shares.

(vii)	To decide on any matters submitted to it by resolution of the board of directors.
(viii)
To decide on the application of share- or share-option based remuneration systems and of any other remuneration scheme linked to the value of the Bank’s share, irrespective of the eventual beneficiaries of such remuneration schemes.

(ix)	To resolve to subsidiarise or contribute to subsidiaries the Company’s operating assets, thus converting the Company into a mere holding company.
(x)	To approve, as appropriate, the acquisition or disposal of assets when, in view of their quality and volume, they entail an effective change in the company objects; and
(xi)	To resolve to conduct transactions whose effect is equivalent to the liquidation of the Company.
The powers not attributed by law or under the Bylaws to the general meeting correspond to the board of directors.

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• Powers of the board of directors
As established in Article 38.1 of the Bylaws, the board of directors has the broadest powers to manage the Bank and, except with respect to matters for which the general meeting has sole responsibility, the board of directors is the Bank’s senior decision-making body. The board shall, in all cases, directly assume, on a non-delegation basis, hold those powers directly reserved to it by law, and any other powers required to exercise responsibly the general supervisory function.
Without prejudice to any other general or specific powers of attorney that might be made, the powers to represent the Bank, in or out of court, correspond to the board of directors, which shall act as a collective body. The chairman of the board is also empowered to represent the Bank. The secretary of the board and, if any, the deputy secretary, have the representative powers required to document in public deeds and request the registration of resolutions of the general meeting and the board of directors.
The Rules and Regulations of the Board (Article 3) establish that, except with respect to matters for which the general meeting has sole responsibility, the board of directors is the Bank’s senior decision-making body.
Without prejudice to the foregoing, the board’s policy is to delegate the conduct of the Bank’s ordinary operations to the executive bodies (mainly the executive committee) and to the management team, and to focus on the general supervisory function, directly assuming and exercising, on a non-delegation basis, the responsibilities that this function entails, including in particular the following:
a)	Approval of the Bank’s general policies and strategies, in particular:
(i)	Strategic plans, management targets and annual budget;

(ii)	Dividend and treasury share policy;

(iii)	General risk policy;

(iv)	Corporate governance policy;

(v)	Corporate social responsibility policy;
b)
Approval of shareholder, market and public reporting and communication policies. The board is responsible for furnishing the markets with swift, accurate and reliable information, specifically that relating to the shareholder structure, to substantial changes in governance rules, to particularly significant related party transactions or to treasury shares.

c)	Approval of the financial information that the Bank must periodically disclose.

d)
Approval of transactions involving the acquisition and disposal of substantial Bank assets and major corporate transactions, unless such approval is to be given by the general meeting, in conformity with Article 20 of the Bylaws.

e)	Approval, within the framework of Article 58 of the Bank’s Bylaws, of the remuneration for each director.

f)
Approval of the agreements regulating the performance by the directors of duties other than those of a director and the remuneration corresponding to them for discharging functions, as executive directors or otherwise, other than the collective supervision and decision-making duties performed in their capacity as mere board members.

g)	Appointment, remuneration and, where appropriate, removal of the other senior executives and definition of the basic terms and conditions of their contracts.
h)	Control of management activity and evaluation of executives.
i)	Authorisation to create or acquire holdings in special purpose vehicles or entities domiciled in countries or territories deemed to be tax havens.
j)	The responsibilities specifically provided for in the Rules and Regulations of the Board.

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The powers detailed in sections (c), (d), (e), (f), (g), and (i) may be exercised, when advisable for reasons of urgency, by the executive committee, provided the board is subsequently informed at the earliest meeting held.
• Committees of the board of directors
The board has set up, as decision-making committees, an executive committee, to which general decision-making powers have been delegated, and a risk committee, to which specific risk-related powers have been delegated.
Also, the board has a series of other committees with supervisory, reporting, advisory and proposal powers, namely the audit and compliance committee, the appointments and remuneration committee, the international and technology committee and the productivity and quality committee.
Following is a summary of the rules governing the organisation and operation of the executive committee and the risk committee.
Executive committee
The Executive Committee, regulated in Article 51 of the Bylaws and Article 14 of the Rules and Regulations of the Board, has been delegated all the powers of the board of directors, except for those not delegable by law and those listed below.
a)	Approval of the Bank’s general policies and strategies, in particular:
(i)	Strategic plans, management targets and annual budget;

(ii)	Dividend and treasury share policy;

(iii)	General risk policy;

(iv)	Corporate governance policy;

(v)	Corporate social responsibility policy.
b)
Approval of shareholder, market and public reporting and communication policies. The board is responsible for furnishing the markets with swift, accurate and reliable information, specifically that relating to the shareholder structure, to substantial changes in governance rules, to particularly significant related party transactions or to treasury shares.

c)	Control of management activity and evaluation of executives.

d)
The powers pertaining to the board in relation to its composition and operation, the remuneration and duties of directors, the hiring of technical assistance for directors, and the board’s relations with shareholders, the markets and the auditors.

As indicated in the “Powers of the board of directors” section, when reasons of urgency so advise, certain of these powers may be exercised by the executive committee, provided the board is subsequently informed at the earliest meeting held.
The executive committee shall comprise a maximum of twelve directors. The chairman of the board of directors will at all times be one of the members of the executive committee, which he will preside. This committee proposes to the board the decisions for which it has sole responsibility. The executive committee is accountable to the board for the issues addressed and the resolutions adopted at its meetings and makes copies of the minutes available to the members of the board.
Risk committee
The risk committee is regulated in Article 52 of the Bylaws and Article 15 of the Rules and Regulations of the Board. It shall comprise a minimum of four and a maximum of six directors and shall be presided over by a deputy chairman with executive functions.

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This committee has been permanently delegated the following powers of the board of directors:
a)
To decide on the granting of loans, the opening of credit accounts and risk transactions in general, as well as on their modification, assignment and cancellation, and on global risk management -country risk, interest rate risk, credit risk, market risk, operational risk, treasury risk, derivatives risk-, and to determine and approve the general and specific conditions of discounting facilities, loans, deposits, guarantees and banking transactions of all kinds.

b)
To arrange, modify, subrogate to and terminate finance lease agreements for all manner of movable property and real estate, on the terms and conditions freely determined by it, and to acquire the assets leased under such agreements, with no limitation as to their amount or quantity.

c)
As security for the obligations of third parties, and on their behalf, whether they be individuals or legal entities, with no limitation as to the amount, vis-à-vis all manner of individuals and legal entities, public or private agencies or bodies, specifically for the purposes of the Public Authority Contracts Law and supplementary provisions thereto, and with such conditions and clauses as it may deem appropriate, the Committee may arrange, modify, withdraw or cancel guarantees of any kind or any other type of security, by making, as appropriate, any cash or securities deposits that may be required of it, with or without security, and may bind the Company, even jointly and severally with the principal debtor, thereby waiving the benefits of order, discussion and division.

Per Article 15.3 of the Rules and Regulations of the Board, its functions are as follows:
a)	To propose to the Board the risk policy for the Group, which will include in particular:
(i)
The various types of risk (operational, technological, financial, legal and reputational, inter alia) to which the Company is exposed, including contingent liabilities and other off-balance-sheet items in the financial or economic risks;

(ii)	The information and internal control systems to be used to control and manage the aforementioned risks;

(iii)	The level of risk deemed acceptable by the Company;

(iv)	The measures envisaged to mitigate the impact of identified risks in the event that they materialise;
b)	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.
c)
To be acquainted with and update, where appropriate, the management tools, improvement initiatives, project development and any other significant risk control actions, specifically including the characteristics and behaviour of the internal risk models and the result of their internal validation.

d)	To assess and implement the indications issued by the supervisory authorities in the performance of their functions.
e)	To ensure that the Group’s actions are consistent with the previously established level of risk tolerance and to empower lower-ranking committees or executives to assume risks.
f)
To decide on transactions outside the powers delegated to lower-ranking bodies and on the overall limits for pre-classified risk categories in favour of economic groups or in relation to exposure by type of risk.

9

SIGNIFICANT AGREEMENTS ENTERED INTO BY THE COMPANY WHICH WILL COME INTO FORCE, BE MODIFIED OR TERMINATE IN THE EVENT OF A CHANGE IN CONTROL OF THE COMPANY RESULTING FROM A TAKEOVER BID
No such agreements exist.
AGREEMENTS BETWEEN THE COMPANY AND ITS DIRECTORS, MANAGEMENT PERSONNEL OR EMPLOYEES WHICH PROVIDE FOR TERMINATION BENEFITS WHEN THE LATTER RESIGN OR ARE DISMISSED WITHOUT JUSTIFICATION OR IF THE EMPLOYMENT RELATIONSHIP ENDS AS A RESULT OF A TAKEOVER BID
In addition to those described in Note 5 of the Group’s annual report for executive directors, the Bank has established certain termination benefit clauses in favour of its non-director senior executives. Had the aforementioned circumstance arisen at 31 December 2008, it would have given rise to termination benefits totalling EUR 86.6 million for these executives.
23 March 2009

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: May 12, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President